UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

DICUT, INC

(Name of Issuer)

Common stock, par value $0.001 Per Share

(Title of Class of Securities)

253616 10 6

(CUSIP Number)

Kevin R. Sweeney,

Shook, Hardy & Bacon L.L.P.

1010 Grand Boulevard, 5th Floor, P.O. Box 15607

Kansas City, MO 64106

(816) 474-6550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.    253616 10 6

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person J. Douglas Holladay

2.	Check the Appropriate Box if a Member of a Group* N/A (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 7,250,000 8. Shared Voting Power 0 9. Sole Dispositive Power 7,250,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,250,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 27.2%

14.	Type of Reporting Person IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule”) relates to the Common Stock (the “Common Stock”), $0.001 Par Value of Dicut, Inc. (the “Issuer”), that may be acquired by the reporting person beginning the 60th day after the date of the event to which this Schedule relates pursuant to the exercise of the following:

•	Warrants for 2,000,000 shares of the Common Stock (“Warrant 1”),

•	Warrants for 1,600,000 shares of the Common Stock (“Warrant 2”),*

•	Warrants for 1,600,000 shares of the Common Stock (“Warrant 3”),*

•	Warrants for 800,000 shares of the Common Stock (“Warrant 4”),*

•	The Convertible Promissory Note with conversion right for 1,250,000 shares of the Common Stock (the “Note”)

* Exercise of the Warrants is conditional and dependent on the amount that was advanced under the Note, so that the aggregate number of Warrant Shares issued or issuable upon exercise of the Warrant shall not at any time exceed a number that is equal to the product of: (A) the total number of the Warrant Shares originally subject to this Warrant times (B) a fraction, the numerator of which is the total principal amount advanced pursuant to the Note (regardless of whether such amount remains outstanding or has been repaid), and the denominator of which is $125,000.

The principal executive office of the Issuer is at 2150 Northwest Parkway, NE, Suite H, Marietta, GA 30067.

Item 2.	Identity and Background

(a)-(c) This Schedule is filed on behalf of J. Douglas Holladay of 333 N. Glebe Road, Arlington, VA, 22207. Mr. Holladay is a partner of Park Avenue Equity Partners, LLC, a private equity investment fund.

(d) Mr. Holladay has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Mr. Holladay has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration

Warrant 1 was issued to Mr. Holladay for services rendered. Warrants 2,3 and 4 were issued to Mr. Holladay or his designee to induce Mr. Holladay to loan up to $125,000 to the Company from his personal funds as represented by the Note. Mr. Holladay plans to use his personal funds, or utilize a cashless exercise option, to pay the exercise price, when he chooses to exercises his right to purchase shares of the Common Stock pursuant to the Warrants.

Mr. Holladay is a holder of the Note in the amount of $125,000 with an option to convert the outstanding balance into the Common Stock. Mr. Holladay plans to use his right of the conversion when he acquires the Common Stock at $0.10 per share.

Item 4.	Purpose of the Transaction

Mr. Holladay effected the transaction reported in this statement solely for investment purposes.

(a)-(c) Mr. Holladay has no present plan to (i) acquire additional securities of the Issuer, except for investment purposes, or to dispose of securities of the Issuer, (ii) effect an extraordinary corporate transaction, such a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, or (iii) participate in or effect a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d) Mr. Holladay has plan to change the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the Board of Directors.

(e)-(g) Mr. Holladay has no present plan to (i) make any material changes in the present capitalization or dividend policy of the Issuer; (ii) any other material change in the Issuer’s business or corporate structure, or (iii) make any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h)- (j) Mr. Holladay has no present plan to (i) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ii) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (iii) cause or take any action similar to any of those enumerated above.

Item 5.	Interest in the Securities of the Issuer

(a) The Issuer has issued to (i) Mr. Holladay personally the Warrant to acquire 4,200,000 shares of the Common Stock, being 16.5% of the total of 26,658,159 shares of the Issuer which are issued and outstanding including the shares covered by this Schedule; (ii) Holladay Family, LLC,Warrant 3, with respect to which Mr. Holladay is the Beneficial Owner within definition of Section 13 of the Securities Exchange Act of 1934, as amended, (the “Act”) to acquire 1,600,000 shares of the Common Stock, being 6% of the total of 26,658,159 shares of the Issuer which are issued and outstanding. In addition, Mr. Holladay is a holder of a Convertible Promissory Note with outstanding balance convertible into 1,250,000 shares of the Common Stock, being 4.7% of the total of 26,658,159 shares of the Issuer which are issued and outstanding.

(b) Mr. Holladay has sole power to dispose or direct the disposition of all of the Warrants. Mr. Holladay has sole power to (i) to dispose or direct the disposition, and (ii) vote or to direct the vote with respect to all underlying Common Stock acquired pursuant to the Warrants listed in the preceding paragraph and any Common Stock acquired as a result of conversion of the Note.

(c) Except as described herein, Mr. Holladay has not effected any transactions in the Issuer’s Common Stock during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6.	Contracts, Arrangements

Mr. Holladay did not enter in any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.	Material to be Filed as Exhibits

None.